Exhibit 99.1

AB Volvo to Develop Third-Generation DME Engines for Heavy Vehicles

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 19, 2006--The energy authorities in Sweden have now granted AB Volvo SEK 62 M in support for technical development of the third-generation DME engine for heavy vehicles during the period 2006-2010. The project will deliver automotive technology for a major field test with DME-powered trucks planned for the years 2009 and 2010. AB Volvo is also investing a large amount in the project.

A small field test will be initiated already in slightly less than a year with trucks based on the second-generation DME technology, which was presented in 2005.

Volvo's own studies have shown that DME has potential to become a competitive alternative to today's fossil fuels. One of the most significant arguments for DME is that it is the alternative fuel with the highest energy efficiency and among the lowest in emissions of carbon dioxide and particles.

DME is a fuel that at relatively low pressure becomes a liquid. DME is produced through gasification of various renewable substance or fossil fuels. The gas that is formed, synthetic gas, is then catalyzed to produce DME. DME is already used today as propellant gas in spray cans. DME is also attractive for Sweden, since it is possible to produce it from black liquor, a residual product from production of paper pulp.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: AB Volvo
Marten Wikforss, +46 31 661127